UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

(Exact name of registrant as specified in its charter)

Room 405, LongHu Hailanyinqing Industrial Park,

Building 6, No. 8 Beiyuan Xiaojie, Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 9, 2026, iTonic Holdings Ltd (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”) as a virtual meeting conducted solely by electronic means (with no physical place of meeting) via Zoom (Meeting ID: 818 9435 0357; Passcode: 478451), at 10:00 a.m. (Hong Kong time), as described in the Company’s Notice of Extraordinary General Meeting of Shareholders furnished as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2026 (the “Notice”). All shareholders of record of the Company at the close of business on August 19, 2026 (the “Record Date”) were entitled to notice of, and to vote at, the Meeting. Shareholders were able to vote by proxy or through virtual attendance at the Meeting.

Based on 109,382,000 Class A Ordinary Shares and 7,668,000 Class B Ordinary Shares issued and outstanding and entitled to vote as of the Record Date, representing 117,050,000 outstanding Shares carrying the right to vote at this Meeting in the aggregate, 100,162,666 Class A Shares and 7,668,000 Class B Shares, representing 107,830,666 outstanding Shares carrying the right to vote at this Meeting, or approximately 92.12% thereof were present at the Meeting by virtual attendance or represented by proxy, constituting a quorum for the transaction of business.

At the Meeting, the Company’s shareholders approved the following resolutions, each as more particularly described in the Notice: (1) Proposal One: an ordinary resolution approving, with effect from 12:01 a.m. Eastern Time on October 6, 2026 (the “Effective Date”), subject to (i) the Company having submitted to The Nasdaq Stock Market LLC (“Nasdaq”) the Company Event Notification Form in respect of the Share Consolidation no later than 12:00 p.m. Eastern Time on the date falling ten (10) calendar days prior to the Effective Date in accordance with Nasdaq Listing Rule 5250(e)(7), and (ii) Nasdaq not having objected to the Share Consolidation prior to the Effective Date, the consolidation of every sixteen (16) issued and unissued existing Class A Ordinary Shares of par value US$0.0001 each into one (1) Class A Ordinary Share of par value US$0.0016 each and every sixteen (16) issued and unissued existing Class B Ordinary Shares of par value US$0.0001 each into one (1) Class B Ordinary Share of par value US$0.0016 each, with any fractional share that would otherwise result from the consolidation being rounded up to the next whole share, such that the authorised share capital of the Company will be changed from US$50,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each (the “Share Consolidation”); (2) Proposal Two: an ordinary resolution approving, immediately following the Share Consolidation becoming effective on the Effective Date, an increase in the authorised share capital of the Company from US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each to US$800,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0016 each and 100,000,000 Class B Ordinary Shares of par value US$0.0016 each, by the creation of an additional 375,000,000 Class A Ordinary Shares of par value US$0.0016 each and an additional 93,750,000 Class B Ordinary Shares of par value US$0.0016 each (the “Share Capital Increase”); (3) Proposal Three: a special resolution approving, subject to and with effect from the Share Consolidation and the Share Capital Increase becoming effective on the Effective Date, the amendment and restatement of the Company’s existing third amended and restated memorandum and articles of association by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company furnished as Exhibit 3.1 to this Report on Form 6-K (the “Fourth M&A”), to reflect the Share Consolidation and the Share Capital Increase and to expressly provide that (a) the Company may by Ordinary Resolution consolidate and divide one class of Shares without consolidating or dividing any other class of Shares, (b) the rights conferred on the Members holding Shares of any class shall not be deemed to be varied solely by such consolidation and division of that class, (c) for so long as any Shares are listed on a Designated Stock Exchange and the Company has more than one Member, the quorum for a general meeting shall be one or more Members holding Shares representing not less than one-third of the votes attached to the total issued Shares carrying the right to vote at such general meeting, and (d) a notice sent by prepaid post to a recipient’s street or postal address shall be deemed to have been given on the day on which it was posted; and (4) Proposal Four: an ordinary resolution approving the revocation and supersession in their entirety of the authority granted by the shareholders at the annual general meeting of the Company held on December 19, 2025 to effect a share consolidation and the conditional adoption of an amended and restated memorandum and articles of association approved at that annual general meeting.

The Fourth M&A, as approved pursuant to proposal three above, is furnished herewith as Exhibit 3.1

The contents of this Form 6-K, including Exhibit 3.1 hereto, are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-286673) filed with the U.S. Securities and Exchange Commission on April 22, 2025, and (ii) the Company’s registration statement on Form F-3 (File No. 333-293241) filed with the U.S. Securities and Exchange Commission on February 6, 2026 and declared effective on February 23, 2026, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association of iTonic Holdings Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2026

iTonic Holdings Ltd

By:	/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer

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